FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 11, 2004

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

May 11, 2004

#04-07

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

Drilling Completed at Pasco Canyon Project

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) has completed a drill program on its Pasco Canyon Project situated in northern Nye County, Nevada.  Pasco Canyon is an upper-level volcanic hosted epithermal gold system that outcrops on the edge of a range front over an area measuring approximately 400 by 600 meters.

Two drill holes, totaling 421 meters, were completed to test the downward projection of anomalous gold and pathfinder elements noted in surface outcrop. The two holes were spaced 200 meters apart and angled beneath outcrop areas.  Although the drilling confirmed the existence of a robust hydrothermal system, no significant gold values were intersected.  Drilling did encounter weakly anomalous gold values in association with structures and areas of strong silicification.

Only a small segment of the permissive hydrothermal system at Pasco Canyon has been tested and exploration potential still remains on the Project.  The Company is evaluating data to determine its continued level of interest in the Project.

NDT currently has the right to acquire an interest in 12 gold exploration projects in Nevada, including: Pasco Canyon; the Trend Project; the Black Hills Project; and nine additional early stage gold prospects, located in Humboldt and Pershing counties, on which the Company has recently commenced initial fieldwork. The Company continues to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral projects in stable and prospective geological environments.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________

Fred G. Hewett, P. Eng.

President

For further information please contact the Company at (604) 687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The  TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.  This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production, sales, revenues, costs, or discussions of goals and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected.  these risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, and cost engineering estimate risks.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Form 51-102F3

Material Change Report

Item 1.

Name and Address of Company

NDT Ventures Ltd. ("NDT")

860 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Tel: (604) 687-7545

Item 2:

Date of Material Change

The material change occurred on or about April 28th, 2004 and on or about May 4th, 2004.

Item 3:

News Release

News Releases #03-05 dated April 28, 2004, and #04-06 dated May 4, 2004, were released in Vancouver, B.C., and disseminated by Stockwatch and Market News, filed with SEDAR, posted on NDT's website at www.northair.com/ndt/, and distributed to NDT's internal data base of interested persons via e-mail or fax (as per each individual's request).

Item 4.

Summary of Material Change

Subject to regulatory approval, NDT has been granted options to acquire nine gold properties in Nevada. NDT has received regulatory approval for its acquisition of the Trend Project.

Item 5.

Full Description of Material Change

Subject to regulatory approval, NDT has been granted options to acquire nine individual gold properties located in Pershing and Humboldt Counties, Nevada from Platoro West Incorporated, known as CeCe, Rose, Morgan, Golden Shear - Pansy Lee S, Mt. Tobin, Fencemaker, Sawtooth, OM, and Spring City.

All nine properties are located near to other known mineral deposits, and/or within recognized mineral districts.

The nine properties are geologically diverse with each having the potential for either bonanza grade gold and silver deposits associated with large veins and shear zones or high tonnage bulk-minable gold and silver deposits related to stockwork veins and/or disseminated mineralization.  Although the majority of properties are fairly early stage with no drilling, previous work has identified favorable geologic environments and potential ore grade metal values have been obtained on surface.

Obvious drill targets have already been identified on all of the properties. Several of the properties occur within regional proximity and exhibit clear geologic similarities to known economic occurrences. On two of the properties, there has been historic underground precious metal production with both exhibiting exploration potential for the discovery of additional high-grade vein mineralization.

There is an immediate priority to complete detailed field work on all the properties to better establish their overall geologic potential and design follow-up exploration programs to include drilling.

NDT can acquire each property in one of two ways (all figures in US dollars):

1.

By paying $500,000 per property, payable in cash and common shares, in tranches as follows:

In Year 1, NDT will be required to issue an aggregate of 202,000 common shares.

In Year 2, for each property, NDT will be required to issue 25,000 shares and pay $5,000.

In Year 3, for each property, NDT will be required to issue 25,000 shares and pay $7,500.

In Year 4 and each year thereafter, for each property, NDT will be required to issued 25,000 shares and pay $10,000; or

2.

At any time after the Year 5 payment of cash and shares, NDT may purchase an undivided 100% interest in a property by paying to the Owner $100,000 and issuing 25,000 shares.

Each property retains a 2% to 4% sliding scale NSR royalty, based on gold price. On each property, at NDT's option, 25% of the royalty can be purchased for $1 million and a second 25% of the royalty can be purchased for an additional $1.5 million..

The TSX Venture Exchange has approved NDT's acquisition of a 100% interest in 127 unpatented lode mining claims, known as the Trend Project, situated in Eureka and Ladner Counties, Nevada. NDT has paid the vendor, Trend Resources LLC ("Trend"), $US5,000 and issued 25,000 common shares with a hold period expiring on September 4, 2004. In addition, NDT will pay Trend 5% of the actual field expenditures up to a maximum of $US250,000. Trend retains a 1% net smelter return royalty.

Subject to regulatory approval, NDT will pay a finder's fee in connection with the Trend Project acquisition consisting of $US500 cash and 2,500 shares. In addition, the Company will pay to the finder 5% of the actual field expenditures up to a maximum of $US250,000.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

The name of the Senior Officer of NDT who is knowledgeable about the material change and can be contacted by the Commission is:

Fred G. Hewett, President, 604-687-7545

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 10th day of May 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: May 11, 2004